EXHIBIT 99.1

Regarding the Unit Price Revision for Mobile Interconnectivity Charge by NTT DOCOMO

TOKYO, March 25, 2019 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. (“IIJ”) provides mobile services through an MVNO (Mobile Virtual Network Operator) scheme by purchasing mobile infrastructure mainly from NTT DOCOMO, INC. (“Docomo”). Every year, Docomo calculates connection unit charge, a flat-rate per Mbps, along with the “Telecommunications Business Law” and the “Interconnection Charges Rules for Category II Designated Telecommunications Facilities” and such unit charge has been decreasing. IIJ received the unit charge revision from Docomo, which is to be applied to IIJ’s mobile usages for the fiscal years 2017 and 2018; however, the decrease rate was smaller than IIJ’s estimate.

IIJ estimates a unit charge level every year by its sole decision by applying a certain decrease rate of the unit charge based on the past revision results as well as Docomo’s provisional payment from the beginning of the fiscal year (unit charge used in this fiscal year’s monthly bills is 15.0% deducted temporarily from the previous fiscal year’s unit charge), and applies such estimated unit charge to calculate costs for quarter results throughout the fiscal year 2018. If there would be any difference between the final revised unit charge and IIJ’s estimate, IIJ adjusts cost in fourth quarter. Through this procedure and by applying Docomo's revised unit charge, IIJ estimates its consolidated operating income for the fiscal year 2018 may become, when this unit charge issue imposes the most impact, around 6 Japanese billion yen.

IIJ plans to have discussions with Docomo including a request for information disclosure, as IIJ recognizes this smaller than usual decrease rate on the unit charge requires much scrutiny.

Contact: Akihisa Watai, Managing Director and CFO
TEL: 03-5205-6500